UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[FEE REQUIRED]

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[NO FEE REQUIRED]

For the transition period from                      to

Commission File Number: 1-4639

CTS CORPORATION RETIREMENT SAVINGS PLAN

(Title of Plan)

CTS Corporation	905 West Boulevard North Elkhart, IN 46514
(Issuer of Securities)	(Address of Principal Executive Offices)

CTS Corporation Retirement Savings Plan

Index

December 31, 2013 and 2012

*	Note: Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Trustees

CTS Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the CTS Corporation Retirement Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CTS Corporation Retirement Savings Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Chicago, Illinois
June 20, 2014

Report of Independent Registered Public Accounting Firm

Plan Administrator

CTS Corporation Retirement Savings Plan

Elkhart, Indiana

We have audited the accompanying statement of net assets available for benefits of CTS Corporation Retirement Savings Plan (Plan) as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of CTS Corporation Retirement Savings Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Wayne, Indiana
June 12, 2013

CTS Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Cash	$3,819,663	$—
Investments, at fair value	118,035,078	99,046,343
Notes receivable from participants	2,020,347	1,915,642

Net assets available for benefits	$123,875,088	$100,961,985

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Investment income
Net appreciation in fair value of investments	$17,528,833
Dividends and interest income on investments	3,094,677

Net investment income	20,623,510

Interest on notes receivable from participants	101,073

Contributions
Employer	2,018,350
Employee	4,294,358
Rollovers	599,655

Total contributions	6,912,363

Other additions	6,508

Total additions	27,643,454

Deductions
Benefits paid to participants	12,693,484
Administrative expenses	32,901

Total deductions	12,726,385

Net increase prior to asset transfers in	14,917,069
Asset transfers in	7,996,034

Net increase after asset transfers in	22,913,103
Net Assets Available for Benefits, Beginning of Year	100,961,985

Net Assets Available for Benefits, End of Year	$123,875,088

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1: Description of the Plan

The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More detailed information about the Plan is contained in the Summary Plan Description which is available from the CTS Corporation (“CTS” or “Employer”) Human Resources Department.

General

The Plan was established January 1, 1983, and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

In general, employees are eligible to participate upon employment with CTS. Active employees can enroll in the Plan at any time. Employees hired after July 1, 2008, are automatically enrolled in the Plan after 30 days of continuous service at a contribution level of 3 percent unless the employee elects a different amount. The Plan also allows for automatic deferral escalation of 1 percent annually up to 10 percent.

Contributions

Employees hired prior to April 1, 2006, (nonbargaining unit employees) or prior to July 1, 2008, (bargaining unit employees at the Elkhart, Indiana facility) may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. CTS makes matching contributions of 50 percent of the participant’s voluntary contribution on the first 6 percent of the participant’s eligible compensation. No matching contributions are made on employee contributions in excess of 6 percent.

Employees hired after March 31, 2006, other than bargaining unit employees at the Elkhart, Indiana facility may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. CTS makes matching contributions of 100 percent of the participant’s voluntary contribution up to 3 percent of the participant’s eligible compensation and 50 percent of the participant’s voluntary contribution up to the next 2 percent of the participant’s eligible compensation. No matching contributions are made on employee contributions in excess of 5 percent. Bargaining unit employees hired at the Elkhart, Indiana facility after June 30, 2008 have the same matching contributions described above.

CTS provides supplemental contributions at the rate of 3 percent of compensation to nonexempt salaried and hourly employees not covered by a defined benefit plan who were hired before April 1, 2006, (nonbargaining unit employees) or July 1, 2008, (bargaining unit employees).

The Employer may also make an incentive contribution at the discretion of CTS management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, 28 mutual funds and CTS Corporation common stock as investment options for participants.

Asset Transfers

On January 1, 2013 the Valpey-Fisher Corporation & Subsidiaries Profit Sharing 401(k) Plan was merged into the Plan. The asset transfer into the Plan was approximately $4,160,000.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

On December 31, 2013 the CTS Automotive, LLC. 401(k) and Profit Sharing Plan was merged into the Plan. The asset transfer into the Plan was approximately $3,820,000.

Vesting

Participants are immediately vested in their contributions, as well as any matching and supplemental contributions, plus actual earnings.

Payment of Benefits

Following termination of service, if the participant’s account balance is less than $5,000, the participant’s account must be distributed. If the account balance is less than $1,000, the participant must take a lump-sum distribution of their account balance. Account balances between $1,000 and $5,000 are automatically rolled-over into an IRA managed by The Vanguard Group. Otherwise, the terminated participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59 1⁄2 or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan are in the form of a lump-sum payment. If the participant’s account contains money purchase funds from a prior plan, those funds may be paid in the form of a lump sum or an annuity.

Participant Accounts

Each participant’s account is credited (charged) with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as conveyed by Reuters to The Vanguard Group, as of the first day of the month in which the loan is granted, plus 2 percent. The loans are collateralized by the participants’ account balance. Participants may not borrow from prior plan money purchase or profit sharing contributions that are in their accounts.

Note 2: Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Investments

Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend data. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Administrative expenses may be paid by CTS or the Plan, at the Company’s discretion.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3: Administration of the Plan

The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee. The Plan Trustee is the Vanguard Fiduciary Trust Company. The Vanguard Group, an agent of Vanguard Fiduciary Trust Company, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.

Note 4: Plan Amendments

Current Plan Year (2013)

The Plan was amended, effective December 31, 2013, to merge the CTS Automotive, LLC and its 401(k) and Profit Sharing Plan and its participants into the Plan.

The Plan was amended, effective January 1, 2013, to merge the Valpey-Fisher Corporation & Subsidiaries Profit Sharing 401(k) Plan and its participants into the Plan.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 5: Investments

The investments reflected in the Statements of Net Assets Available for Benefits represent the majority of assets in the Plan as of December 31, 2013 and 2012. The following is a summary of the Plan’s participant-directed investments, at fair value, which were 5 percent or more of the Plan’s net assets available for benefits at December 31:

Investments	2013		2012
Money Market Funds
Vanguard Prime Money Market Fund	$13,368,231		$14,545,755

Mutual Funds
PIMCO Total Return Fund	10,619,160		12,482,479
American Funds Growth Fund of American R4 Fund	10,513,063		8,486,858
American Funds Fundamental R4 Fund	9,178,373		7,430,915
GAMCO Growth Fund, Class AAA	7,404,730		6,274,166
Vanguard 500 Index Fund	7,112,095		5,287,194
American Funds EuroPacific Growth R4 Fund	5,083,307	*	5,073,625

*	Represents less than 5 percent of net assets available for benefits as of December 31, 2013.

During 2013, the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) appreciated in value as follows:

2013
CTS Corporation common stock	$2,432,161
Mutual funds	15,096,672

$17,528,833

Note 6: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note 7: Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 13, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2010.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 8: Party-In-Interest Transactions

Certain Plan investments held at December 31, 2013 and 2012, are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In addition, Plan investments at December 31, 2013 and 2012, also include shares of CTS Corporation common stock. At December 31, 2013 and 2012, fair value of the shares of common stock held by the Plan was $4,899,612 and $3,169,058, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.

The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.

Certain Plan investments at December 31, 2013 and 2012, were managed by agents of the trustee.

Note 9: Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2013. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds, and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Plan does not hold any Level 2 securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Plan does not hold any Level 3 securities.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

	2013
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock
Technology	$4,899,612	$4,899,612	$—	$—
Mutual funds
Fixed income
Intermediate-term bond	10,619,160	10,619,160	—	—
Balanced
Target-date	25,086,758	25,086,758	—	—
Moderate allocation	5,657,618	5,657,618	—	—
U.S. equity
Large-cap value	4,054,641	4,054,641	—	—
Large-cap blend	9,178,373	9,178,373	—	—
Large-cap blend, index	7,112,095	7,112,095	—	—
Large-cap growth	17,917,793	17,917,793	—	—
Mid-cap value	536,506	536,506	—	—
Mid-cap blend	2,825,661	2,825,661	—	—
Mid-cap blend, index	2,213,239	2,213,239	—	—
Mid-cap growth	1,058,858	1,058,858	—	—
Small-cap blend	679,451	679,451	—	—
Small-cap blend, index	3,620,073	3,620,073	—	—
International equity
International value	1,238,691	1,238,691	—	—
International blend, index	2,885,011	2,885,011	—	—
International growth	5,083,307	5,083,307	—	—
Money market funds	13,368,231	13,368,231	—	—

Total	$118,035,078	$118,035,078	$0	$0

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

	2012
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock
Technology	$3,169,058	$3,169,058	$—	$—
Mutual funds
Fixed income
Intermediate-term bond	12,482,479	12,482,479	—	—
Balanced
Target-date	17,042,331	17,042,331	—	—
Moderate allocation	4,881,110	4,881,110	—	—
U.S. equity
Large-cap value	3,521,971	3,521,971	—	—
Large-cap blend	7,430,915	7,430,915	—	—
Large-cap blend, index	5,287,194	5,287,194	—	—
Large-cap growth	14,761,024	14,761,024	—	—
Mid-cap value	190,823	190,823	—	—
Mid-cap blend	2,915,483	2,915,483	—	—
Mid-cap blend, index	954,615	954,615	—	—
Mid-cap growth	957,821	957,821	—	—
Small-cap blend	389,001	389,001	—	—
Small-cap blend, index	2,731,426	2,731,426	—	—
International equity
International value	785,051	785,051	—	—
International blend, index	1,926,661	1,926,661	—	—
International growth	5,073,625	5,073,625	—	—
Money market funds	14,545,755	14,545,755	—	—

Total	$99,046,343	$99,046,343	$0	$0

Note 10: Reconciliation of Financial Statements to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting $19,309 of delinquent loans as deemed distributions in Form 5500 for 2012 and as notes receivable from participants in the accompanying statements of net assets available for benefits.

Note 11: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 12: Subsequent Events

Management of the Plan has evaluated subsequent events from December 31, 2013 through June 20, 2014, the date these financials were available to be issued. There were no subsequent events that require recognition or additional disclosure in the Plan’s financial statements except as noted below.

Beginning January 1, 2014, the non-bargaining unit employees under the CTS Corporation Pension Plan will be eligible to receive an increased company-match on the 401(k) salary deferral. The Company will match the contributions at the rate of 100% on the first 3% and 50% on the next 2% of contributions. This enhancement increases the Company match to the same 401(k) benefit level as other US-based non-union employees.

CTS Corporation sold the CTS Electronics Manufacturing Solutions, Inc (“CTS EMS”) business unit to Benchmark Electronics, Inc. (“Benchmark”) on October 2, 2013. As part of the sale agreement, the assets associated with the employees that transferred from CTS EMS to Benchmark that are with the CTS Corporation Retirement Savings Plan will transfer to Benchmark’s 401(k) plan. The asset liquidation date is March 13, 2014 and the asset transfer (wire) date is March 14, 2014. The amount of the assets (not including loans) that are transferring out is approximately $12,555,000, this will be reflected as a 2014 event.

CTS Corporation Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identify of Issue Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value**
* Vanguard Prime Money Market Fund	Money Market Fund	$13,368,231

* CTS Corporation	CTS Corporation Common Stock, no par value	4,899,612

American Funds EuroPacific Growth R4 Fund	Mutual Fund	5,083,307
American Funds Fundamental R4 Fund	Mutual Fund	9,178,373
American Funds Growth Fund of America R4 Fund	Mutual Fund	10,513,063
Fidelity Value Fund	Mutual Fund	536,506
GAMCO Growth Fund, Class AAA	Mutual Fund	7,404,730
Morgan Stanley Institutional Mid Cap Growth Fund	Mutual Fund	1,058,858
Oakmark Equity and Income Fund	Mutual Fund	5,657,618
Royce Pennsylvania Mutual Investment Fund	Mutual Fund	679,451
PIMCO Total Return Fund	Mutual Fund	10,619,160
Royce Premier Fund	Mutual Fund	2,825,661
T. Rowe Price Equity Income Fund	Mutual Fund	4,054,641
* Vanguard 500 Index Fund	Mutual Fund	7,112,095
* Vanguard International Value Fund	Mutual Fund	1,238,691
* Vanguard Mid-Cap Index Fund	Mutual Fund	2,213,239
* Vanguard Small-Cap Index Fund	Mutual Fund	3,620,073
* Vanguard Target Retirement 2010 Fund	Mutual Fund	1,312,855
* Vanguard Target Retirement 2015 Fund	Mutual Fund	3,687,518
* Vanguard Target Retirement 2020 Fund	Mutual Fund	5,666,332
* Vanguard Target Retirement 2025 Fund	Mutual Fund	5,430,467
* Vanguard Target Retirement 2030 Fund	Mutual Fund	2,822,415
* Vanguard Target Retirement 2035 Fund	Mutual Fund	2,740,466
* Vanguard Target Retirement 2040 Fund	Mutual Fund	1,115,593
* Vanguard Target Retirement 2045 Fund	Mutual Fund	559,873
* Vanguard Target Retirement 2050 Fund	Mutual Fund	380,623
* Vanguard Target Retirement 2055 Fund	Mutual Fund	159,657
* Vanguard Target Retirement 2060 Fund	Mutual Fund	68,769
* Vanguard Target Retirement Income Fund	Mutual Fund	1,142,190
* Vanguard Total International Stock Index Fund	Mutual Fund	2,885,011

		99,767,235

* Participant loans	Interest rates ranging from 4.25% to 11.5%, due from January 30, 2014 to September 26, 2023 (377 Loans)	2,020,347

Total assets		$120,055,425

*	Party-in-interest
**	Historical cost information is not required for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORATION
Retirement Savings Plan

By:	/s/ Ashish Agrawal
Name:	Ashish Agrawal
CTS Corporation
Benefit Plan Administration Committee

Date: June 20, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23(a)	Consent of Grant Thornton LLP

23(b)	Consent of BKD, LLP